2/9/1655

AB 2/9/01

Rec'd 12/27/05



SECURITIES AND EXCHANGE COMMISSION

05076766

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 41532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/2004** (MM/DD/YY) AND ENDING **10/31/2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kingsdale Capital Markets (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 King Street West **Suite 2950**
(No. and Street)

Toronto (City) **Ontario** (State) **Canada** **M5X 1C7** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Mitchell **(516) 747-1957**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003 (Address) **New York** (City) **New York** (State) **10038** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

BD

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert Carbonaro**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kingsdale Capital Markets (USA) Inc.**, as of **October 31**, 20 **05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KINGSDALE CAPITAL MARKETS (USA) INC.
FORMERLY
RIDGEWOOD CAPITAL FUNDING, INC.

OCTOBER 31, 2005

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholder of
Kingsdale Capital Markets (USA) Inc.

We have audited the accompanying statement of financial condition of Kingsdale Capital Markets (USA) Inc. formerly Ridgewood Capital Funding, Inc. (the "Company") as of October 31, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the period July 1, 2004 through October 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingsdale Capital Markets (USA) Inc. formerly Ridgewood Capital Funding, Inc. at October 31, 2005 and the results of their operations and cash flows for the period July 1, 2004 through October 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
December 22, 2005

KINGSDALE CAPITAL MARKETS (USA) INC.
FORMERLY
RIDGEWOOD CAPITAL FUNDING, INC.

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2005

ASSETS		
Cash	$	35,185
Investment in securities (at fair value)		1,273
TOTAL ASSETS	$	36,458
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	12,221
Commitments and contingencies (Note 3)		
Stockholder's equity		
Common stock, without par value, authorized 6,000 shares, issued and outstanding 6,000 shares		12,500
Additional paid-in-capital		125,468
Accumulated deficit		(113,731)
Total Stockholder's Equity		24,237
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	36,458

The accompanying notes are an integral part of these financial statements.

KINGSDALE CAPITAL MARKETS (USA) INC.
FORMERLY
RIDGEWOOD CAPITAL FUNDING, INC.

STATEMENT OF OPERATIONS

FOR THE PERIOD JULY 1, 2004 THROUGH OCTOBER 31, 2005

Revenues		
Commissions	$	479,575
Consulting fees		10,000
Interest income		6
Total Revenues		489,581
Expenses		
Commissions		348,974
Allocated expenses		82,351
Professional fees		50,868
Officers compensation		20,000
Occupancy		14,678
Regulatory fees		7,025
Other		19,570
Total Expenses		543,466
(Loss) before provision for income taxes		(53,885)
Provision for income taxes		-
Net loss	$	(53,885)

The accompanying notes are an integral part of these financial statements.

KINGSDALE CAPITAL MARKETS (USA) INC.
FORMERLY
RIDGEWOOD CAPITAL FUNDING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE PERIOD JULY 1, 2004 THROUGH OCTOBER 31, 2005

	Common Stock		Additional Paid-in Capital	Accumulated (Deficit)	Totals
	Shares	Amount			
Balances at July 1, 2004	6,000	$ 12,500	$ 55,468	$ (59,846)	$ 8,122
Capital contribution	-	-	70,000	-	70,000
Net loss	-	-	-	(53,885)	(53,885)
Balances at October 31, 2005	6,000	$ 12,500	$ 125,468	$ (113,731)	$ 24,237

The accompanying notes are an integral part of these financial statements.

KINGSDALE CAPITAL MARKETS (USA) INC.
FORMERLY
RIDGEWOOD CAPITAL FUNDING, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD JULY 1, 2004 THROUGH OCTOBER 31, 2005
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(53,885)
Changes in operating assets and liabilities:		
Securities owned		(1,273)
Accrued expenses		5,691
Total adjustments		4,418
NET CASH USED BY OPERATING ACTIVITIES		(49,467)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution		70,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		70,000
NET INCREASE IN CASH		20,533
CASH		
Beginning of year		14,652
End of year	$	35,185

The accompanying notes are an integral part of these financial statements.

KINGSDALE CAPITAL MARKETS (USA) INC.
FORMERLY
RIDGEWOOD CAPITAL FUNDING, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2005

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

The Company was incorporated on January 10, 1989 under the name Lawrence Field Distributors, Inc. On May 25, 1990, as a result of a change in ownership, the Company's name was changed to Ridgewood Capital Funding, Inc. On June 30, 2004 the Company was sold to Kingsdale Capital Markets Inc., a member of the Investment Dealers Association of Canada ("IDA"), and its name was changed to Kingsdale Capital Markets (USA) Inc. Additionally, the Company changed its year end from June 30 to October 31.

Nature of Business

The Company is a member of the National Association of Securities Dealers and conducts a securities business limited to private placements of securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

KINGSDALE CAPITAL MARKETS (USA) INC.
FORMERLY
RIDGEWOOD CAPITAL FUNDING, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2005

Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company applies the policies of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the couterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Investment in Securities at Fair Value

Investments in securities are recorded at fair value as determined by management of the Company.

Comprehensive Income

Effective July 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No.130"). SFAS No.130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's statement of financial condition, operations, changes in stockholders' equity and cash flows since the Company's comprehensive income is the same as its reported net income for the period July 1, 2004 through October 31, 2005.

Related Party Transactions

The Parent Company, Kingsdale Capital Markets Inc., since the acquisition in June, 2005 has agreed to pay office and administrative expenses including accounting, rent, telephone and secretarial fees for the Company. The Company is dependent upon the parent for continued financial support.

KINGSDALE CAPITAL MARKETS (USA) INC.
FORMERLY
RIDGEWOOD CAPITAL FUNDING, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2005

NOTE 3- COMMITMENTS AND CONTINGENCIES

Office Space

Office space is provided by the Company's parent which charged rent of $3,500 for the period June to October, 2005. Prior to the acquisition office space was provided on a month to month basis by a Company owned by its former shareholder. Rent paid to that company during the fiscal period was $11,178 for total rent of $14,678.

NOTE 4- NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined, so long as the Company continues to be an Introducing Broker. Net capital changes from day to day, but as of October 31, 2005, the Company had net capital of $22,964 which exceeded requirements by $17,964. The Company's aggregate indebtedness to net capital ratio was 0.5 to 1.

NOTE 5- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6- INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current:		
Federal	$	(6,000)
State		(9,000)
Deferred:		
Federal		6,000
State		9,000
	$	-

A reconciliation of differences between the statutory U.S. federal income tax rate and the Company's effective tax rate follows:

Statutory federal income tax	34%
Federal bracet adjustment	-19%
State income tax-net of federal benefit	12%
Valuation allowance	-27%
	0%

NOTE 6- INCOME TAXES (continued)

The components of deferred tax assets and liabilities are as follows:

Deferred tax assets:		
Net operating loss carryforward	$	34,000
Total deferred tax assets		34,000
Valuation allowance		(34,000)
Net deferred tax assets	$	-

SFAS No, 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At October 31, 2005, a valuation allowance for the full amount of the net deferred tax asset was recorded because of continuing losses and uncertainties as to the amount of taxable income that would be generated in future years. As a result of the charge in ownership the net operating loss carry forwards may be disallowed.

The Company has available at October 31, 2005, capital loss and operating loss carryforwards, which may provide future tax benefits, expiring as follows:

	Capital loss	Operating loss
2006	$ 4,000	$ -
2010	-	20,000
2015	-	6,000
2016	-	4,000
2017	-	1,000
2018	-	4,000
2019	-	5,000
2021	-	1,000
2022	-	9,000
2023	-	1,000
2024	-	54,000
	$ 4,000	$ 105,000

NOTE 7- RELATED PARTY TRANSACTIONS

Since June, 2005 the Parent provided administrative and other services to the Company. Under the terms of a Rent and Facilities Agreement, the Parent was reimbursed an estimated amount for expenses directly attributable to the Company. In addition the agreement provides for payments of $350 per month for occupancy, administrative and record keeping expenses. Reimbursements totaled $3,500 in 2005. Additionally, the Parent charged the Company $334,878 in commission, $20,000 for officers compensation and $82,351 in allocated Parent Company expenses.

NOTE 7- RELATED PARTY TRANSACTIONS (continued)

The Company's Fidelity Bond coverage is provided as a rider to the Parent Company's policy. The Parent company has agreed by way of a written guarantee that the Company is not responsible for and will never be required to pay any amount as a deductible under the policy.

ADDITIONAL INFORMATION

KINGSDALE CAPITAL MARKETS (USA) INC.
FORMERLY
RIDGEWOOD CAPITAL FUNDING, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2005

NET CAPITAL:				
Stockholder's equity			$	24,237
Less: Non-allowable assets and deductions:				
Securities owned	$	1,273		
				1,273
NET CAPITAL			$	22,964
AGGREGATE INDEBTEDNESS			$	12,221
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)			$	815
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$	5,000
MINIMUM NET CAPITAL REQUIRED			$	5,000
EXCESS NET CAPITAL ($22,964 - $5,000)			$	17,964
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	12,221		
NET CAPITAL	$	22,964		53.22%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Stockholder of
Kingsdale Capital Markets (USA) Inc.

In planning and performing our audit of the financial statements of Kingsdale Capital Markets (USA) Inc. formerly Ridgewood Capital Funding, Inc. (the "Company") for the period July 1, 2004 through October 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Kingsdale Capital Markets (USA) Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Kingsdale Capital Markets (USA) Inc. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
December 22, 2005